Mail Stop 6010

September 18, 2008

Mr. Harold C.F. Dickout
Chief Executive Officer
Americas Wind Energy Corporation
24 Palace Arch Drive
Toronto, Ontario
Canada M9A 2S1

> **Re: Americas Wind Energy Corporation**
> **Form 10-KSB for year ended July 31, 2007**
> **Filed November 13, 2007**
> **File No. 000-50861**

Dear Mr. Dickout:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief